Exhibit 21.1

ArcSoft, Inc.

List of Subsidiaries

1.	ArcSoft Hangzhou Co. Ltd. (People’s Republic of China)

2.	ArcSoft KK (Japan)

3.	ArcSoft Taiwan (Taiwan)

4.	ArcSoft Technology (Beijing) Company, Ltd. (People’s Republic of China)

5.	ArcSoft (Beijing) Information Technology Company, Ltd. (People’s Republic of China)

6.	ArcSoft Shanghai (People’s Republic of China)

7.	ArcSoft Shanghai Company, Ltd. (People’s Republic of China)

8.	ArcSoft Europe (England)